November 14, 2012



Securities and Exchange Commission			VIA EDGAR AND E-MAIL
Office of Insurance Products
Attn: Alberto Zapata
100 "F" Street NE
Washington, D.C.   20549-8629

Re:  	First Symetra Separate Account S (File No: 811-07949) ("Registrant")
	First Symetra True Variable Annuity (File No: 333-183087)
	Response to comment to Pre-Effective Amendment No. 1 on Form N-4 First Symetra National Life Insurance Company of New York
	("First Symetra")

Dear Mr. Zapata:

In response to your telephonic comment to Ms. Jacquie Veneziani on November 13, 2012, requesting additional disclosure regarding First Symetra's reservation of rights to stop accepting additional Purchase Payments under the contract, First Symetra is submitting herewith clean and blacklined courtesy copies of the revised prospectus page to the Registrant's filing. First Symetra has revised the disclosure on page 13, under "Section 2-Purchase-Additional Purchase Payments," to provide additional disclosure regarding the potential effect to the contract owner if First Symetra stops accepting additional Purchase Payment. First Symetra also confirms that this is the only location in the prospectus that addresses such reservation of rights, and that the revised language will be included in the Pre-Effective Amendment No. 2 that the Registrant is filing on November 16,, 2012. This responsive letter and prospectus page have been filed on EDGAR for the above-referenced filing.

Please contact me at (425) 256-8021 if you have additional comments. As you discussed with Ms. Veneziani, First Symetra will be requesting acceleration for this registration statement to become effective on November 19, 2012. Thank you in advance for your assistance in this matter.


Sincerely,


/s/David S. Goldstein

David S. Goldstein
Senior Vice President and General Counsel
First Symetra  National Life Insurance Company of New York
David.Goldstein@symetra.com
(425) 256-8021 Phone
(425) 256-6080 Fax

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Purchase Payments should be made payable to First Symetra National Life
Insurance Company of New York and must be made in a form acceptable to us. You may choose to make Purchase Payments:

	-	By personal check; or

	-	By wire transfer.

We will not accept Purchase Payments made in the following forms:

	-	Cash;

	-	Credit cards; and

	-	Money orders or travelers checks.

We reserve the right to not accept third-party checks, however, in some circumstances and at our discretion, we may accept third-party checks that are from a rollover or transfer from other financial institutions.

Initial Purchase Payments. Your initial Purchase Payment must be forwarded to our Administrative Office and is normally credited to your Contract within two Business Days of our receipt at our Administrative Office. If your initial Purchase Payment is not in Good Order, we will contact you to get the necessary information. If we cannot get all the required information within five Business Days, we will either return your initial Purchase Payment or get permission to keep it until we have received the necessary information. However, if the necessary information is not received after 15 Business Days, we will reject your application and return the initial Purchase Payment to you. In most situations, your Contract Date is the date your application and initial Purchase Payment are received in Good Order.

We reserve the right to refuse any application or initial Purchase Payment. If we refuse an application or any Purchase Payment, we will return it to you within five Business Days.

We will not deem an application that is accompanied by an initial Purchase Payment sent to any other office besides our Administrative Office as received by us until it reaches our Administrative Office.

Additional Purchase Payments. Additional Purchase Payments may be made at any time by sending them to our Administrative Office and should include your Contract number. Additional Purchase Payments received in Good Order and mailed to our Administrative Office will be credited to your Contract on the same Business Day as received by us. However, any Purchase Payment received after the end of a Business Day will be credited the next Business Day. We reserve the right to disallow future Purchase Payments and will send you a written notice at least 31 days prior to the date we stop accepting additional Purchase Payments. This means that if we exercise these rights, you will not be able to make additional Purchase Payments and therefore will no longer be able to increase your Contract Value through additional Purchase Payments to the Contract. Any guaranteed or optional benefits you may have elected and which are determined by the amount of Purchase Payments will also no longer be able to be increased through any additional Purchase Payments to the Contract. You should consider these Purchase Payment limitations, and all other limitations in this Contract, and how they may impact your long-term investment plans, especially if you intend on making additional Purchase Payments over a long period of time.

We will not deem Purchase Payments sent to any other office besides our Administrative Office as received by us until they reach our Administrative Office. Each Purchase Payment is subject to acceptance and approval by us.

We reserve the right to refuse any Purchase Payment that is over $2 million dollars; that aggregated with previous Purchase Payments, exceeds $2 million dollars; that does not meet our minimums; that is not in Good Order; that we determine is made for market timing purposes; or is otherwise contrary to law for First Symetra to accept.

ALLOCATION OF PURCHASE PAYMENTS
You tell us how to apply your initial Purchase Payment by specifying your desired allocation among the available Sub-accounts on the Contract application. Unless you tell us otherwise, subsequent Purchase Payments will be allocated in the same proportion as your most recent Purchase Payment (unless that was a Purchase Payment you directed us to allocate on a one-time-only basis). You may change the way subsequent Purchase Payments are allocated by providing us with written instructions, by telephoning us or electronically by the Internet if we have your written authorization to accept telephone or Internet instructions. See "Section 5 - Transfers Among the Sub-accounts."

ACCUMULATION UNITS
Your Contract Value will go up or down depending upon the investment performance of the Sub-account(s) you choose. In order to keep track of this, we use a unit of measure called an Accumulation Unit.

We calculate the value of an Accumulation Unit for each Sub-account at the time the NYSE closes each day, which is generally 4:00 Eastern Standard Time. To determine the current Accumulation Unit value, we take the prior Business Day's Accumulation Unit value and multiply it by the net investment factor for the current day. Changes in the Accumulation Unit value reflect the investment